No Act

P.E.
2/15/16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008586

DIVISION OF
CORPORATION FINANCE

February 16, 2016

Act: 1934
Section:
Rule: 14a-8(DS)
Public
Availability: 2-16-16

Kristopher A. Isham
Wal-Mart Stores, Inc.
kristopher.isham@walmartlegal.com

Re: Wal-Mart Stores, Inc.

Dear Mr. Isham:

This is in regard to your letter dated February 15, 2016 concerning the shareholder proposal submitted by Zevin Asset Management, LLC on behalf of the John Maher Trust and the Benedictine Sisters of Boerne, Texas for inclusion in Walmart's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Walmart therefore withdraws its January 29, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Sonia Kowal
Zevin Asset Management, LLC
sonia@zevin.com

Walmart
Save money. Live better.

Legal
Corporate

Kristopher A. Isham
Associate General Counsel

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479 204 8684
Fax 479 277 5991
Kristopher.Isham@walmartlegal.com

February 15, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wal-Mart Stores, Inc.*
Shareholder Proposal of Zevin Asset Management, LLC and the Benedictine Sisters of Boerne, Texas
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 29, 2016, we requested that the staff of the Division of Corporation Finance concur that Wal-Mart Stores, Inc. (the "Company") could exclude from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by (i) Zevin Asset Management, LLC ("Zevin") submitted on behalf of the John Maher Trust (the "Trust"); and (ii) the Benedictine Sisters of Boerne, Texas (the "Benedictine Sisters" and, together with the Trust, the "Proponents").

Enclosed as Exhibit A is an email dated February 10, 2016, from Ms. Sonia Kowal, President of Zevin, withdrawing the Proposal on behalf of the Proponents. In reliance on this email, we hereby withdraw the January 29, 2016 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-8684 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Kristopher A. Isham
Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Sonia Kowal, President, Zevin Asset Management, LLC
Sr. Susan Mika, OSB, Corporate Responsibility Program, The Benedictine Sisters of Boerne, Texas

EXHIBIT A

Kristopher Isham - Legal

From: Kary Brunner
Sent: Wednesday, February 10, 2016 1:03 PM
To: Kristopher Isham - Legal
Subject: FW: Lobbying resolution at WMT

From: Sonia Kowal [mailto:sonia@zevin.com]
Sent: Wednesday, February 10, 2016 10:17 AM
To: Kary Brunner
Subject: RE: Lobbying resolution at WMT

Dear Kary,

On behalf of Zevin Asset Management, I would like to thank Walmart for agreeing to work toward greater lobbying disclosure.

Based on our conference call and the commitments in your email below, we are withdrawing our shareholder resolution from the company's proxy materials on behalf of the John Maher Trust. In addition, we are authorized by the co-filer, The Benedictine Sisters of Boerne Texas to withdraw the proposal and are doing so on their behalf. I understand that withdrawal of this proposal means that it will not be voted on by shareowners at the Company's 2016 Annual Meeting.

We also believe that greater lobbying disclosure, especially around trade association memberships, will further strengthen the company's reputation and provide long-term value to shareholders.

Please acknowledge receipt of this email. I would also be grateful if you could let me know when this information is posted on Walmart's website.

Kind Regards,

Sonia

Sonia Kowal
President | Zevin Asset Management, LLC
11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x308 | sonia@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing

From: Kary Brunner [mailto:Kary.Brunner@walmart.com]
Sent: Tuesday, February 09, 2016 6:55 PM
To: Sonia Kowal <sonia@zevin.com>

Cc: Kary Brunner <Kary.Brunner@walmart.com>
Subject: RE: Lobbying resolution at WMT

Sonia – we appreciated the opportunity to speak with you about your proposal and feel we have reached a solution that is amicable for both you and Walmart. Per our discussion, in exchange for the withdrawal of the proposal, we are prepared to clearly and conspicuously post on our investor page (same area as the state lobbying report now exists) the expenses we disclose in our Federal LD-2 reports filed with the U.S. House and Senate. The LD-2 reports are filed quarterly. Our post will include (1) the total annual expenses taken from the four (4) reports for the previous calendar year and (2) the expenses reported for the most recent quarter (this of course will be updated each quarter when reports are filed.)

The initial data could be posted in the near future as soon as our tech team can arrange it and will be as follows with the highlighted data updated:

- "Walmart employs federally registered lobbyist and lobbyist consultants and Walmart engages in lobbying contacts as defined under the U.S. Lobbying Disclosure Act (LDA). We file required lobbying reports (form LD-2) with the U.S. House and Senate. For 2015, we disclosed expenses of $6,690,000 using the LDA definition. We recently filed our Fourth Quarter of 2015 LD-2 and disclosed $1,500,000 in reportable expense.

We will need an email or letter from you confirming that you are withdrawing the proposal on behalf of the John Maher Trust and on behalf of the co-filer. Once we receive that, we'll send a letter to the SEC withdrawing our no-action letter.

Please let me know if you are agreeable to this. Thanks again for taking the time to engage with us.

Best,

Kary Brunner
Director of Investor Relations
Wal-Mart Stores, Inc. (WMT)
479-277-8782

Walmart
Save money. Live better.

Legal
Corporate

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479 204 6483
Fax 479 277 5991
Geoffrey.Edwards@walmartlegal.com

Geoffrey W. Edwards
Senior Associate General Counsel

January 29, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wal-Mart Stores, Inc.*
Shareholder Proposal of Zevin Asset Management, LLC and the Benedictine Sisters of Boerne, Texas
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2016 Annual Shareholders' Meeting (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from (i) Zevin Asset Management, LLC ("Zevin") submitted on behalf of the John Maher Trust (the "Trust"), and (ii) the Benedictine Sisters of Boerne, Texas (the "Benedictine Sisters" and, together with Zevin, the "Proponents"). By copy of this letter, the Proponents are being notified of the Company's intention to omit the Proposal from the 2016 Proxy Materials.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal relates to the Company's lobbying activities. A copy of the Proposal, as well as related correspondence from the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because each of the Proponents failed to timely satisfy the applicable procedural and eligibility requirements.

BACKGROUND

Zevin Submission. Zevin submitted the Proposal to the Company on December 2, 2015 (the "Zevin Submission"). *See* Exhibit B. The Zevin Submission was accompanied by a letter from UBS Financial Services, Inc., dated December 1, 2015 (the "UBS Letter"), stating, in pertinent part:

> We confirm that the [Trust] account has beneficial ownership of at least $2,000 in market value of the voting securities of [the Company] and that such beneficial ownership has continuously existed for one or more years in accordance with [R]ule 14a-8(a)(1) of the Securities Exchange Act of 1934.

See Exhibit B. The Zevin Submission failed to provide verification of the Trust's ownership of the requisite number of Company shares for at least one year as of the date Zevin submitted the Zevin Submission (December 2, 2015). In addition, the Company reviewed its stock records, which did not indicate that the Trust was the record owner of any shares of Company securities. Accordingly, on December 15, 2015, the Company sent Zevin a letter notifying it of Zevin's procedural deficiencies as required by Rule 14a-8(f) (the "Zevin Deficiency Notice"). In the Zevin Deficiency Notice, attached hereto as Exhibit C, the Company informed Zevin of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies. Among other things, the Zevin Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the UBS Letter was not sufficient because it stated ownership by the Trust of Company shares as of December 1, 2015 rather than December 2, 2015 (the date

Zevin submitted the Zevin Submission), and failed to verify the Trust's ownership for the full one-year period preceding and including December 2, 2015; and

- that Zevin's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date Zevin received the Zevin Deficiency Notice.

The Zevin Deficiency Notice also included a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). *See* Exhibit C. The Zevin Deficiency Notice was mailed and emailed to Zevin on December 15, 2015 and delivered to Zevin via FedEx at 2:26 p.m. on December 16, 2015. *See* Exhibit D.

While the Company received a subsequent facsimile on December 22, 2015 from Zevin regarding Zevin's authority to submit the Proposal on behalf of the Trust, the Company has received no further correspondence from Zevin regarding the Trust's ownership of Company shares. *See* Exhibit E.

Benedictine Sisters Submission. The Benedictine Sisters submitted the Proposal to the Company on December 22, 2015 (the "Benedictine Sisters Submission"). *See* Exhibit F. On December 22, 2015, the Company received a letter from Graystone Consulting, dated December 22, 2015 (the "Graystone Consulting Letter I"), which stated, in pertinent part:

> As of December 22, 2015, The Congregation of Benedictine Sisters held, and has held continuously for at least one year, 69 shares of [the Company's] common stock. These shares have been held with Morgan Stanley, DTC 0015.

See Exhibit G. The Graystone Consulting Letter I failed to provide verification of the Benedictine Sisters' ownership of the requisite number of Company shares because it did not refer to the Proponent.

In addition, on December 22, 2015, the Company received a letter from Fidelity Investments, dated December 22, 2015 (the "Fidelity Letter I"), which stated, in pertinent part:

> As of December 22, 2015, The Benedictine Sisters of Boerne held, and has held continuously for at least one year through June 11, 2015, $2,000.00 worth of [the Company's] Common Stock (WMT). These shares were held with National Financial Services (DTC#0226), a wholly owned subsidiary of Fidelity Investments.

See Exhibit H. Fidelity Letter I failed to provide verification of the Benedictine Sisters' ownership of the requisite number of Company shares for at least one year as of the date the Benedictine Sisters submitted the Benedictine Sisters Submission (December 22, 2015). In addition, the Company reviewed its stock records, which did not indicate that the Benedictine Sisters were the record owners of any shares of Company securities. Accordingly, on December 31, 2015, the Company sent the Benedictine Sisters a letter notifying them of the

Benedictine Sisters' procedural deficiencies as required by Rule 14a-8(f) (the "Benedictine Sisters Deficiency Notice").

In the Benedictine Sisters Deficiency Notice, attached hereto as Exhibit I, the Company informed the Benedictine Sisters of the requirements of Rule 14a-8 and how they could cure the procedural deficiencies. Among other things, the Benedictine Sisters Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Graystone Consulting Letter I was not sufficient because it verified ownership for "The Congregation of Benedictine Sisters" and not the Proponent, the Benedictine Sisters of Boerne, Texas;
- that the Fidelity Letter I was not sufficient because it stated ownership by the Benedictine Sisters of Company shares as of June 11, 2015 rather than December 22, 2015 (the date the Benedictine Sisters submitted the Benedictine Sisters Submission), and failed to verify the Benedictine Sisters' ownership for the full one-year period preceding and including December 22, 2015; and
- that the Benedictine Sisters' response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Benedictine Sisters received the Benedictine Sisters Deficiency Notice.

The Benedictine Sisters Deficiency Notice also included a copy of Rule 14a-8 and SLB 14F. *See* Exhibit I. The Benedictine Sisters Deficiency Notice was mailed to the Benedictine Sisters on December 31, 2015 and delivered to the Benedictine Sisters via FedEx at 9:20 a.m. on January 4, 2016. *See* Exhibit J. As instructed in the Benedictine Sisters Submission, the Company mailed a copy of the Benedictine Sisters Deficiency Notice to Zevin on December 31, 2015, which was also delivered on January 4, 2016. *See* Exhibit J.

On January 8, 2016, Mr. Kristopher Isham received a call from Sister Susan Mika of the Benedictine Sisters, and Mr. Isham returned her call the same day. Mr. Isham explained to Sr. Mika that the Graystone Consulting Letter I had a name that was different from the name of the Proponent set forth in the Benedictine Sisters' cover letter, and the Fidelity Letter I was for the incorrect period. Sr. Mika indicated that the Benedictine Sisters of Boerne, Texas was the name of the Proponent submitting the Proposal. Mr. Isham further explained that if the Benedictine Sisters resubmitted the Graystone Consulting Letter with same name as the entity identified as the Proponent in the Benedictine Sisters Submission, the deficiency would be cured. On January 8, 2016, the Company received a letter from Fidelity Investments via facsimile, dated January 8, 2016 (the "Fidelity Letter II" and, together with the Fidelity Letter I, the "Fidelity Letters"), which again only documented ownership through June 11, 2015. *See* Exhibit K. Similar to

Fidelity Letter I. Fidelity Letter II failed to provide verification of the Benedictine Sisters' ownership of the requisite number of Company shares for at least one year as of the date the Benedictine Sisters submitted the Benedictine Sisters Submission (December 22, 2015).

On January 13, 2016, Mr. Isham placed a call to Sr. Mika and left a voicemail message asking her to return his call.

On January 14, 2016, Sr. Mika returned Mr. Isham's call. Mr. Isham explained the deficiency in the Fidelity Letters. Sr. Mika explained that her organization had transferred their shares from one brokerage firm to another and that was why they had originally submitted both the Graystone Consulting Letter I and the Fidelity Letter I. Mr. Isham explained again that the only deficiency with the Graystone Consulting Letter I was the need to refer to the same entity as the Proponent submitting the Proposal as identified in the Benedictine Sisters Submission. Sr. Mika indicated that she would have Graystone Consulting provide a revised letter.

On January 25, 2016, 21 days after the Benedictine Sisters and Zevin received the Benedictine Sisters Deficiency Notice, the Company received a letter from Graystone Consulting, dated December 22, 2015 (the "Graystone Consulting Letter II" and, together with the Graystone Consulting Letter I, the "Graystone Consulting Letters"), which stated, in pertinent part:

> As of December 22, 2015, The Congregation of Benedictine Sisters of Boerne, TX held, and has held continuously for at least one year, 69 shares of [Company] common stock. These shares have been held with Morgan Stanley, DTC 0015.

See Exhibit L. The Graystone Consulting Letter II was faxed to the Company after the 14 calendar day window specified in the Benedictine Sisters Deficiency Notice.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponents Failed To Establish The Proponents' Eligibility To Submit The Proposal.

A. *Zevin's UBS Letter And The Benedictine Sisters' Fidelity Letters Do Not Provide Proper Evidence Of Continuous Share Ownership For The One-Year Period Preceding And Including The Date Of The Zevin Submission And The Benedictine Sisters Submission, Respectively.*

The Company may exclude the Proposal under Rule 14a-8(f)(1) because Zevin, through the UBS Letter, and the Benedictine Sisters, through the Fidelity Letters, did not substantiate their eligibility to submit the Proposal under Rule 14a-8(b) despite proper notice in the Zevin Deficiency Notice and the Benedictine Sisters Deficiency Notice. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b). In addition, Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") provides specific guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1). SLB 14G expresses "concern[ ] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters." It then goes on to state that, going forward, the Staff:

> will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically.

The Staff consistently has granted no-action relief to registrants where proponents have failed, following a request by a registrant, to furnish proper evidence of continuous share ownership for the full one-year period preceding and including the submission date of the proposal. For example, in *PepsiCo, Inc. (Albert)* (avail. Jan. 10, 2013), the proponent submitted the proposal on November 20, 2012 and provided a broker letter that established ownership of company securities for one year as of November 19, 2012. The company properly sent a deficiency notice to the proponent on December 4, 2012 that specifically identified the date as of which beneficial ownership had to be substantiated and how the proponent could substantiate such ownership, and the proponent did not respond to the deficiency notice. The Staff concurred in the exclusion of the proposal because the broker letter was insufficient to prove continuous share ownership for one year as of one day later (November 20, 2012), the date the proposal was submitted. *See also Comcast Corp.* (avail. Mar. 26, 2012) (letter from broker stating ownership for one year as of November 23, 2011 was insufficient to prove continuous ownership for one year as of November 30, 2011, the date the proposal was submitted); *International Business Machines Corp.* (avail. Dec. 7, 2007) (letter from broker stating ownership as of October 15, 2007 was insufficient to prove continuous ownership for one year as of October 22, 2007, the date the proposal was submitted); *The Home Depot, Inc.* (avail. Feb. 5, 2007) (letter from broker stating ownership from November 7, 2005 to November 7, 2006 was insufficient to prove continuous ownership for one year as of October 19, 2006, the date the proposal was submitted); *Sempra Energy* (avail.

Jan. 3, 2006) (letter from broker stating ownership from October 24, 2004 to October 24, 2005 was insufficient to prove continuous ownership for one year as of October 31, 2005, the date the proposal was submitted); *International Business Machines Corp.* (avail. Jan. 7, 2002) (letter from broker stating ownership on August 15, 2001 was insufficient to prove continuous ownership for one year as of October 30, 2001, the date the proposal was submitted).

Zevin submitted the Zevin Submission on December 2, 2015. According to SLB 14G, the Staff views a "proposal's date of submission as the date the proposal is postmarked or transmitted electronically." Therefore, Zevin had to verify the Trust's continuous ownership for the one-year period preceding and including December 2, 2015, *i.e.*, December 2, 2014 through December 2, 2015. Consistent with SLB 14G, the Zevin Deficiency Notice clearly stated that Zevin needed to provide evidence of the Trust's continuous ownership for one year as of December 2, 2015, explaining that the UBS Letter was insufficient because it did not cover "the full one-year period preceding and including December 2, 2015, the date the Proposal was submitted to the Company . . . ." However, Zevin never responded to this aspect of the Zevin Deficiency Notice. Despite the Zevin Deficiency Notice's instructions to show proof of the Trust's continuous ownership for "the one-year period preceding and including December 2, 2015, the date the Proposal was submitted to the Company," Zevin failed to do so. Accordingly, consistent with the precedent cited above, the Proposal submitted by Zevin is excludable because, despite receiving proper notice pursuant to Rule 14a-8(f)(1), Zevin (through the UBS Letter) has not sufficiently demonstrated that the Trust continuously owned the requisite number of Company shares for the one-year period prior to and including the date Zevin submitted the Proposal to the Company, as required by Rule 14a-8(b).

The Benedictine Sisters submitted the Benedictine Sisters Submission on December 22, 2015, and therefore the Benedictine Sisters were required to verify continuous ownership for the one-year period preceding and including December 22, 2015, *i.e.*, December 22, 2014 through December 22, 2015. Consistent with SLB 14G, the Benedictine Sisters Deficiency Notice clearly stated that the Benedictine Sisters needed to provide evidence of continuous ownership for one year as of December 22, 2015, explaining that the Fidelity Letter I was insufficient because it did not cover "the one-year period preceding and including December 22, 2015, the date the Proposal was submitted to the Company." Despite the Benedictine Sisters Deficiency Notice's instructions to show proof of continuous ownership for "the one-year period preceding and including December 22, 2015, the date the Proposal was submitted to the Company," the Benedictine Sisters failed to do so. Instead, on January 8, 2016, the Company received the Fidelity Letter II, which contains the same deficiency as Fidelity Letter I—namely, the Fidelity Letter II verified only that the Benedictine Sisters "has held continuously for at least one year through June 11, 2015, $2,000.00 worth of" Company stock. Accordingly, consistent with the precedent cited above, the Proposal submitted by the Benedictine Sisters is excludable because, despite receiving proper notice pursuant to Rule 14a-8(f)(1), the Benedictine Sisters (through the Fidelity Letters) have not sufficiently demonstrated that the Benedictine Sisters continuously owned the requisite number of Company shares for the one-year period prior to and including the date the Benedictine Sisters submitted the Proposal to the Company, as required by Rule 14a-8(b).

B. *The Graystone Consulting Letters Do Not Provide Proof Of Ownership For The Benedictine Sisters As Required By Rule 14a-8(b).*

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Benedictine Sisters, through the Graystone Consulting Letter I, did not substantiate their eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Benedictine Sisters Deficiency Notice. Specifically, the Graystone Consulting Letter I did not verify that the Benedictine Sisters of Boerne, Texas owned Company securities. Instead, the Graystone Consulting Letter I verified ownership for "The Congregation of Benedictine Sisters." In addition, as discussed below, the Benedictine Sisters did not provide a timely response to the Company's Benedictine Sisters Deficiency Notice demonstrating the proof of ownership required by Rule 14a-8(b)(2), as described in the Benedictine Sisters Deficiency Notice.

The Staff consistently has concurred with the exclusion of shareholder proposals on the grounds that, despite the company's timely and proper deficiency notice, the proponent provided a proof of ownership letter for a different entity than what was identified in the submission, even where the names were substantially similar. For example, in *The Coca-Cola Co.* (avail. Feb. 4, 2008), the company received a shareholder proposal from The Great Neck Capital Appreciation LTD Partnership. However, the broker letter identified the "The Great Neck Cap App Invst Partshp., DJF Discount Broker" and "The Great Neck Cap App Invst Partshp" as the beneficial owners of the company's stock. The company noted that "[t]he [p]roposal was received from The Great Neck Capital Appreciation LTD Partnership and neither of the letters received from [the broker] identif[ies] it as a beneficial owner of the [c]ompany's [c]ommon [s]tock." The Staff concurred in the exclusion of the proposal under Rule 14a-8(b) and Rule 14a-8(f), noting that "the proponent appears to have failed to supply . . . documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by [R]ule 14a-8(b)." *See also Great Plains Energy Inc.* (avail. Feb. 4, 2013); *AT&T Inc.* (avail. Jan. 17, 2008) (in each, the Staff concurred with the exclusion of the proposal because the broker letter referred to someone other than the proponent as the owner of the company's stock); *Aluminum Co. of America* (avail. Mar. 27, 1987) (proof of ownership letter reference to "Alco Std. Corp." not sufficient to prove ownership of Alcoa or Aluminum Company of America securities).

Similar to the proof of ownership letter in *Coca-Cola* and *Aluminum Company of America*, the Graystone Consulting Letter I is insufficient to demonstrate the Benedictine Sisters' ownership of the Company's stock. While the Proposal was submitted by the "Benedictine Sisters of Boerne, Texas," which is essentially what the Fidelity Letter I used but failed to identify the one-year holding period as described above, the Graystone Consulting Letter I verifies the ownership of "The Congregation of Benedictine Sisters," a different, and more generic, name. Thus, the Graystone Consulting Letter I does not satisfy the Rule 14a-8(b) the ownership requirements with respect to the Benedictine Sisters.

The Benedictine Sisters Deficiency Notice explicitly raised this eligibility deficiency.[1] Moreover, the need to resubmit a letter from Graystone Consulting using the Benedictine Sisters' name was reiterated in conversations Mr. Isham had with Sister Susan Mika of the Benedictine Sisters on January 8, 2016, and again on January 14, 2016. The Company then received the Graystone Consulting Letter II documenting the Benedictine Sisters' ownership of the requisite number of Company shares on January 25, 2016, well outside the 14 calendar day window specified in the Benedictine Sisters Deficiency Notice, which date was January 18, 2016 (*i.e.*, 14 calendar days from the date the Benedictine Sisters received the Benedictine Sisters Deficiency Notice). Accordingly, consistent with the precedent cited above, the Proposal is excludable because, despite receiving timely and proper notice pursuant to Rule 14a-8(f)(1), the Benedictine Sisters, through the Graystone Consulting Letters, have not properly demonstrated that they continuously owned the requisite number of Company shares for the one-year period prior to and including the date the Benedictine Sisters Submission was submitted to the Company, as required by Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Geoffrey.Edwards@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-6483 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Geoffrey Edwards
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Sonia Kowal, President, Zevin Asset Management, LLC
Sr. Susan Mika, OSB, Corporate Responsibility Program, The Benedictine Sisters of Boerne, Texas

---

[1] The Benedictine Sisters Deficiency Notice stated, in pertinent part: "the Graystone Consulting [Letter I] dated December 22, 2015 you provided is insufficient because it verifies ownership for "The Congregation of Benedictine Sisters" and not the Proponent, the Benedictine Sisters of Boerne, Texas."

EXHIBIT A

From: Sonia Kowal [mailto:sonia@zevin.com]
Sent: Wednesday, December 02, 2015 3:23 PM
To: Kary Brunner
Subject: RE: WMT follow up from our call - state lobbying report

Hi Kary,

I wanted to take the opportunity to commend you and your team again for putting this together – I'm sure it wasn't a straightforward project.
I have attached our new proposal. We have also sent it out today in the mail to your General Counsel. I would be delighted to discuss it once you've had a chance to look it over.

Kind Regards,

Sonia

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 1, 2015

Gordon Y. Allison, Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Re: Shareholder Proposal for 2016 Annual Meeting

Dear Mr. Allison:

Enclosed please find our letter filing the lobbying proposal to be included in the proxy statement of Wal-Mart Stores, Inc (the "Company") for its 2016 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are filing on behalf of one of our clients, the John Maher Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 1200 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments as well as submit shareholder proposals to companies in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2016 annual meeting of stockholders.

Zevin Asset Management, LLC is the lead filer for this proposal. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules if this proposal is not negotiated for a withdrawal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please forward any correspondence relating to this matter to Zevin Asset Management and not to the John Maher Trust. Please confirm receipt of this proposal to me at 617-742-6666 x308 or via email at sonia@zevin.com.

Sincerely,



Sonia Kowal
President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • **PHONE 617-742-6666 • FAX 617-742-6660** • invest@zevin.com

Whereas, we believe in full disclosure of Walmart's direct and indirect lobbying activities and expenditures to assess whether Walmart's lobbying is consistent with its expressed goals and in the best interests of shareholders.

Resolved, the shareholders of Wal-Mart Stores, Inc. ("Walmart") request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Walmart used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Walmart's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision making process and oversight for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Walmart is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Walmart's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in our company's use of corporate funds to influence legislation and regulation, both directly and indirectly. Walmart deserves credit for its comprehensive state lobbying disclosure, but could improve it federal lobbying disclosure. Walmart spent $14.26 million in 2013 and 2014 on direct federal lobbying activities (opensecrets.org) and has drawn scrutiny for lobbying on issues like minimum wage ("Wal-Mart Says It's 'Neutral' on a Minimum Wage Hike. Lobbying Disclosures Suggest Otherwise. *Washington Post*, Feb. 21, 2014).

We commend Walmart for ending its membership in the American Legislative Exchange Council in 2012 ("Wal-Mart Ending Membership in Conservative Group," *Reuters*, May 31, 2012). However, serious indirect lobbying disclosure gaps remain. Walmart is reportedly a member of the Chamber of Commerce, which has spent more than $1 billion on lobbying since 1998, and Walmart's membership in the Association for Responsible Alternatives to Workers' Compensation has attracted media scrutiny ("Inside Corporate America's Campaign to Ditch Workers' Comp," *ProPublica*, Oct. 14, 2015). Walmart does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying.

Transparent reporting would reveal whether company assets are being used for objectives contrary to Walmart's long-term interests. For example, Walmart signed the American Business Act on Climate Pledge yet the Chamber is aggressively attacking the EPA on its new Clean Power Plan to address climate change ("Move to Fight Obama's Climate Plan Started Early," *New York Times*, Aug. 3, 2015).


FAX

TRANSMITTAL

To: Jeffrey Gearhart
Firm: Walmart
City: Bentonville
Fax: 479-273-4329

From: Sr. Susan

Date: 12/22/15

Total Pages: 3
(including cover)

Additional Comments:
Shareholder Resolution
on Lobbying
Co-filing with Zevin



Benedictine Sisters
Corporate Responsibility
P.O. Box 200423
San Antonio, TX 78220

210-348-6704 phone
210-341-4519 fax

Physical Location:
285 Oblate Drive
San Antonio, TX 78216



Benedictine Sisters

285 Oblate Drive
San Antonio, TX 78216

210-348-6704 phone
210-341-4519 fax

December 22, 2015

Jeffrey J. Gearhart
Vice President and General Counsel, Corporate Division
Walmart Stores, Inc
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215
Sent by Fax: 479-273-4329

Dear Mr. Gearhart:

I am writing you on behalf of the Benedictine Sisters of Boerne, Texas to co-file the stockholder resolution on Lobbying. The proposal states: *RESOLVED: the shareholders of Walmart Stores, Inc. ("Walmart") request the preparation of a report, updated annually, disclosing: company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communication; payments by Walmart used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; Walmart's membership in and payments to any tax-exempt organization that writes and endorses model legislation; and a description of management's and the Board's decision making process and oversight for making payments.*

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Zevin Asset Management, LLC. I submit it for inclusion in the 2016 proxy statement for consideration and action by the shareholders at the 2016 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of $2,000 worth of Walmart Stores, Inc. shares. We have been a continuous shareholder for one year of $2,000 in market value of Walmart Stores, Inc. stock and will continue to hold at least $2,000 of Walmart Stores, Inc. stock through the next annual meeting. Verification of our ownership position will be sent by our custodian. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider Zevin Asset Management, LLC., the lead filer of this resolution and as so are authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Sonia Kowal of Zevin Asset Management, LLC who can be reached at 617-742-6666 x308 or at **sonia@zevin.com.** As a co-filer, we respectfully request direct communication from the company and to be listed in the proxy.

Sincerely,

Sr. Susan Mika

Sr. Susan Mika, OSB
Corporate Responsibility Program

Whereas, we believe in full disclosure of Walmart's direct and indirect lobbying activities and expenditures to assess whether Walmart's lobbying is consistent with its expressed goals and in the best interests of shareholders.

Resolved, the shareholders of Wal-Mart Stores, Inc. ("Walmart") request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Walmart used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Walmart's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision making process and oversight for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Walmart is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Walmart's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in our company's use of corporate funds to influence legislation and regulation, both directly and indirectly. Walmart deserves credit for its comprehensive state lobbying disclosure, but could improve it federal lobbying disclosure. Walmart spent $14.26 million in 2013 and 2014 on direct federal lobbying activities (opensecrets.org) and has drawn scrutiny for lobbying on issues like minimum wage ("Wal-Mart Says It's 'Neutral' on a Minimum Wage Hike. Lobbying Disclosures Suggest Otherwise. Washington Post, Feb. 21, 2014).

We commend Walmart for ending its membership in the American Legislative Exchange Council in 2012 ("Wal-Mart Ending Membership in Conservative Group," Reuters, May 31, 2012). However, serious indirect lobbying disclosure gaps remain. Walmart is reportedly a member of the Chamber of Commerce, which has spent more than $1 billion on lobbying since 1998, and Walmart's membership in the Association for Responsible Alternatives to Workers' Compensation has attracted media scrutiny ("Inside Corporate America's Campaign to Ditch Workers' Comp," ProPublica, Oct. 14, 2015). Walmart does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying.

Transparent reporting would reveal whether company assets are being used for objectives contrary to Walmart's long-term interests. For example, Walmart signed the American Business Act on Climate Pledge yet the Chamber is aggressively attacking the EPA on its new Clean Power Plan to address climate change ("Move to Fight Obama's Climate Plan Started Early," New York Times, Aug. 3, 2015).

EXHIBIT B

From: Sonia Kowal [mailto:sonia@zevin.com]
Sent: Wednesday, December 02, 2015 3:23 PM
To: Kary Brunner
Subject: RE: WMT follow up from our call - state lobbying report

Hi Kary,

I wanted to take the opportunity to commend you and your team again for putting this together – I'm sure it wasn't a straightforward project.
I have attached our new proposal. We have also sent it out today in the mail to your General Counsel. I would be delighted to discuss it once you've had a chance to look it over.

Kind Regards,

Sonia

Pages 19 through 21 redacted for the following reasons:

*** FISMA & OMB Memorandum M-07-16 ***

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 1, 2015

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services Inc's custodial proof of ownership statement of Wal-Mart Stores, Inc from the John Maher Trust. Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and filed a share holder resolution on the John Maher Trust's behalf.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Sincerely,



Sonia Kowal
President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com



UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 1, 2015

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 1200 shares of common stock in Wal-Mart Stores, Inc (WMT) owned by the John Maher Trust.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of WMT and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and is planning to co-file a share holder resolution on the John Maher Trust's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President/ Wealth Management
UBS Financial Services, Inc

EXHIBIT C

From: Kristopher Isham - Legal <Kristopher.Isham@walmartlegal.com>
Sent: Tuesday, December 15, 2015 4:51 PM
To: sonia@zevin.com
Cc: Geoff Edwards - LEGAL
Subject: 2016 WMT shareholder proposal
Attachments: Transmittal to Zevin re 2016 Shareholder Proposal Dec 15 2015.pdf

Hello Ms. Kowal,

For your convenience, attached is a copy of a letter we're sending via overnight courier in response to the shareholder proposal submitted for inclusion in the 2016 Walmart proxy statement on behalf of the John Maher Trust. Please feel free to contact either me or Geoff Edwards if you have any questions or concerns about the letter.

Kind regards,
Kristopher A. Isham Assistant General Counsel - Corporate
Office: 479.204.8684; Fax (479) 277-5991
Mobile: 479.586.0394
kristopher.isham@walmartlegal.com

Wal-Mart Stores, Inc.
Legal Department – Corporate Division
702 S.W. 8th Street
Bentonville, AR 72716-0215
Save money. Live better.

Walmart
Save money. Live better.

Legal
Corporate

Geoffrey W. Edwards
Senior Associate General Counsel

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479.204.6483
Fax 479.277.5991
Geoffrey.Edwards@walmartlegal.com

December 15, 2015

VIA OVERNIGHT MAIL AND E-MAIL (sonia@zevin.com)

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108

Dear Ms. Kowal:

I am writing on behalf of Wal-Mart Stores, Inc. (the "Company"), which received on December 2, 2015, the shareholder proposal (the "Proposal") that Zevin Asset Management, LLC ("Zevin") purportedly submitted on behalf of the John Maher Trust (the "Trust") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention.

1. Proof of Continuous Ownership

To the extent the Proposal was submitted on behalf of the Trust, please note the following. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Trust is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Trust has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The December 1, 2015 letter from UBS Financial Services Inc. that you provided is insufficient proof that the Trust has satisfied Rule 14a-8's ownership requirements because it does not cover the full one-year period preceding and including December 2, 2015, the date the Proposal was submitted to the Company; instead the UBS letter merely states that beneficial ownership "has continuously existed for one or more years," rather than for the one-year period preceding and including December 2, 2015.

To remedy this defect, the Trust must obtain a new proof of ownership letter verifying continuous ownership of the required number or amount of Company shares for the one-year period preceding and including December 2, 2015, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Trust's shares (usually a broker or a bank) verifying that the Trust continuously held the required number or amount of Company shares for the one-year period preceding and including December 2, 2015; or

(2) if the Trust has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Trust's ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Trust continuously held the required number or amount of Company shares for the one-year period.

If the Trust intends to demonstrate ownership by submitting a written statement from the "record" holder of the Trust's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Trust can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Trust's broker or bank is a DTC participant, then the Trust needs to submit a written statement from its broker or bank verifying that the Trust continuously held the required number or amount of Company shares for the one-year period preceding and including December 2, 2015.

(2) If the Trust's broker or bank is not a DTC participant, then the Trust needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Trust continuously held the required number or amount of Company shares for the one-year period preceding and including December 2, 2015. The Trust should be able to find out the identity of the DTC participant by asking its broker or bank. If the Trust's broker is an introducing broker, the Trust may also be able to learn the identity and telephone number of the DTC participant through the Trust's account statements, because the clearing broker identified on the Trust's account statements will generally be a DTC participant. If the DTC participant that holds the Trust's shares is not able to confirm the Trust's individual holdings but is able to confirm the holdings of the Trust's broker or bank, then the Trust needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including

December 2, 2015, the required number or amount of Company shares were continuously held: (i) one from the Trust's broker or bank confirming the Trust's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

2. **Intent to Hold Shares**

In addition, under Rule 14a-8(b) of the Exchange Act, a shareholder must have continuously held at least $2,000 in market value, or 1% of the Company's securities entitled to be voted on the Proposal at the shareholders' meeting for at least one year as of the date the Proposal was submitted to the Company, and must provide to the Company a written statement of the shareholder's intent to continue to hold the required number or amount of shares through the date of the shareholders' meeting at which the Proposal will be voted on by the shareholders. Your correspondence is inadequate in this respect because, while your letter dated December 1, 2015 states that the letter serves "as confirmation that the [Trust] intends to continue to hold the requisite number of shares through the date of the Company's 2016 annual meeting of stockholders," it is not clear that Zevin is authorized to make this statement on the Trust's behalf. In addition, to the extent the statement is based on Zevin's discretion over the Trust's account, as discussed further below, it is insufficient because the Trust presumably has the ability to override that discretion. To remedy this defect, either (1) the Trust must submit a written statement that it intends to continue holding the required number or amount of Company shares through the date of the Company's 2016 Annual Meeting of Shareholders; or (2) Zevin must provide documentation that it is authorized to make such a statement on the Trust's behalf.

3. **Legal Authority**

Finally, your correspondence did not include documentation demonstrating that Zevin has the legal authority to submit the Proposal on behalf of the Trust as of the date the Proposal was submitted (December 2, 2015). Your correspondence dated December 1, 2015 indicates that Zevin is an investment manager and that you have "complete discretion over the [Trust]'s shareholding account at UBS Financial Services which means that [Zevin] ha[s] complete discretion to … submit shareholder proposals." However, this statement is insufficient because you have not provided evidence of Zevin's authority to make such a statement on the Trust's behalf. In order for the Proposal to be properly submitted by the Trust, you must provide a letter from the Trust authorizing you to submit the Proposal on their behalf.

Absent such documentation, it would appear that the Proposal is being submitted to the Company by Zevin. If the Proposal is being submitted by Zevin, Zevin must provide (1) sufficient proof of its own continuous ownership of at least $2,000 in market value, or 1%, of the Company's shares entitled to vote on the Proposal for at least one year as of December 2, 2015 in one of the two manners described in Section 1 (Proof of Continuous Ownership) above (a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that Zevin continuously held the required number or amount of Company shares for the one-year period preceding and including December 2, 2015 or a copy of filings made with the SEC), and

(2) a written statement that Zevin intends to continue to hold the required number or amount of Company shares through the date of the Company's 2016 Annual Meeting of Shareholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 702 SW 8th Street, MS 0215, Bentonville, AR 72716-0215. Alternatively, you may transmit any response by facsimile to me at (479) 277-5991.

If you have any questions with respect to the foregoing, please contact me at (479) 204-6483. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Geoffrey W. Edwards
Senior Associate General Counsel

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
> >
> > (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> >
> > > (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT D

From:	Kristopher Isham - Legal <Kristopher.Isham@walmartlegal.com>
Sent:	Tuesday, December 15, 2015 4:51 PM
To:	sonia@zevin.com
Cc:	Geoff Edwards - LEGAL
Subject:	2016 WMT shareholder proposal
Attachments:	Transmittal to Zevin re 2016 Shareholder Proposal Dec 15 2015.pdf

Hello Ms. Kowal,

For your convenience, attached is a copy of a letter we're sending via overnight courier in response to the shareholder proposal submitted for inclusion in the 2016 Walmart proxy statement on behalf of the John Maher Trust. Please feel free to contact either me or Geoff Edwards if you have any questions or concerns about the letter.

Kind regards,

Kristopher A. Isham Assistant General Counsel - Corporate
Office: 479.204.8684; Fax (479) 277-5991
Mobile: 479.586.0394
kristopher.isham@walmartlegal.com

Wal-Mart Stores, Inc.
Legal Department – Corporate Division
702 S.W. 8th Street
Bentonville, AR 72716-0215
Save money. Live better.

Pages 46 through 47 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT E

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

FAX TRANSMITTAL SHEET

TO:	FROM:
Geoffrey Edwards	Sonia Kowal
COMPANY: Walmart	DATE: 12/22/2015
FAX NUMBER: 479-277-5991	TOTAL NO. OF PAGES INCLUDING COVE[R]: 2

RE:
Letter of Intent/Appointment

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

Good morning Geoffrey,

Please find attached a letter of intent/appointment for the lobbying shareholder proposal that we have filed on behalf of the John Maher Trust.

Happy Holidays,

Sonia

December 1, 2015

To Whom It May Concern:

By this letter I hereby authorize and appoint Zevin Asset Management, LLC (or its agents), to represent me in regard to my holdings of Wal-Mart Stores, Inc. in all matters relating to shareholder engagement – including (but not limited to):

- The submission, negotiation, and withdrawal of shareholder proposals
- Requesting letters of verification from custodians, and
- Attending and presenting at shareholder meetings

This authorization and appointment is intended to be durable, and forward-looking. To a company receiving a shareholder proposal under this durable appointment and grant of authority, please consider this letter as both authorization and instruction to:

- Dialogue with Zevin Asset Management, LLC
- Comply with all requests/instructions in relation to the matters noted above
- Direct all correspondence, questions, or communication regarding same to Zevin Asset Management, LLC (address listed below)

By this letter I also hereby express my intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This Statement acknowledges my responsibility under SEC rules, and applies to a shareholder proposal that is filed under my name, whether filed directly or on my behalf.

This Statement of Intent is intended to be durable, forward-looking, and is to be accepted by Wal-Mart Stores, Inc. as my Statement of Intent in fulfilment of SEC Rule 14a-8.

Sincerely,



Signature

John Maher, Trustee
c/o Zevin Asset Management, LLC
11 Beacon St, suite 1125
Boston MA 02108

EXHIBIT F


FAX

TRANSMITTAL

To: Jeffrey Gearhart

Firm: Walmart

City: Bentonville

Fax: 479-273-4329

From: Sr. Susan

Date: 12/22/15

Total Pages: 3
(including cover)

Additional Comments:

Shareholder Resolution
on Lobbying
co-filing with Zevin



Benedictine Sisters
Corporate Responsibility
P.O. Box 200423
San Antonio, TX 78220

210-348-6704 phone
210-341-4519 fax

Physical Location:
285 Oblate Drive
San Antonio, TX 78216



Benedictine Sisters

285 Oblate Drive
San Antonio, TX 78216

210-348-6704 phone
210-341-4519 fax

December 22, 2015

Jeffrey J. Gearhart
Vice President and General Counsel, Corporate Division
Walmart Stores, Inc
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215
Sent by Fax: 479-273-4329

Dear Mr. Gearhart:

I am writing you on behalf of the Benedictine Sisters of Boerne, Texas to co-file the stockholder resolution on Lobbying. The proposal states: *RESOLVED: the shareholders of Walmart Stores, Inc. ("Walmart") request the preparation of a report, updated annually, disclosing: company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communication; payments by Walmart used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; Walmart's membership in and payments to any tax-exempt organization that writes and endorses model legislation; and a description of management's and the Board's decision making process and oversight for making payments.*

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Zevin Asset Management, LLC. I submit it for inclusion in the 2016 proxy statement for consideration and action by the shareholders at the 2016 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of $2,000 worth of Walmart Stores, Inc. shares. We have been a continuous shareholder for one year of $2,000 in market value of Walmart Stores, Inc. stock and will continue to hold at least $2,000 of Walmart Stores, Inc. stock through the next annual meeting. Verification of our ownership position will be sent by our custodian. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider Zevin Asset Management, LLC., the lead filer of this resolution and as so are authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Sonia Kowal of Zevin Asset Management, LLC who can be reached at 617-742-6666 x308 or at **sonia@zevin.com.** As a co-filer, we respectfully request direct communication from the company and to be listed in the proxy.

Sincerely,

Sr. Susan Mika

Sr. Susan Mika, OSB
Corporate Responsibility Program

Whereas, we believe in full disclosure of Walmart's direct and indirect lobbying activities and expenditures to assess whether Walmart's lobbying is consistent with its expressed goals and in the best interests of shareholders.

Resolved, the shareholders of Wal-Mart Stores, Inc. ("Walmart") request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Walmart used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Walmart's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision making process and oversight for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Walmart is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Walmart's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in our company's use of corporate funds to influence legislation and regulation, both directly and indirectly. Walmart deserves credit for its comprehensive state lobbying disclosure, but could improve it federal lobbying disclosure. Walmart spent $14.26 million in 2013 and 2014 on direct federal lobbying activities (opensecrets.org) and has drawn scrutiny for lobbying on issues like minimum wage ("Wal-Mart Says It's 'Neutral' on a Minimum Wage Hike. Lobbying Disclosures Suggest Otherwise. Washington Post, Feb. 21, 2014).

We commend Walmart for ending its membership in the American Legislative Exchange Council in 2012 ("Wal-Mart Ending Membership in Conservative Group," Reuters, May 31, 2012). However, serious indirect lobbying disclosure gaps remain. Walmart is reportedly a member of the Chamber of Commerce, which has spent more than $1 billion on lobbying since 1998, and Walmart's membership in the Association for Responsible Alternatives to Workers' Compensation has attracted media scrutiny ("Inside Corporate America's Campaign to Ditch Workers' Comp," ProPublica, Oct. 14, 2015). Walmart does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying.

Transparent reporting would reveal whether company assets are being used for objectives contrary to Walmart's long-term interests. For example, Walmart signed the American Business Act on Climate Pledge yet the Chamber is aggressively attacking the EPA on its new Clean Power Plan to address climate change ("Move to Fight Obama's Climate Plan Started Early," New York Times, Aug. 3, 2015).

EXHIBIT G

755 East Mulberry, Suite 300
San Antonio, TX 78212
210-277-4400
210-735-1150 Fax


Morgan Stanley

Fax

To:	Jeffrey Gearhart	**From:**	Heidi Silles
Fax:	479-273-4329	**Pages:**	2
Phone:		**Date:**	12/22/2015
Re:	Lobbying Resolution	**CC:**	

AB8 12/22/15

The Quantitative Group
755 E Mulberry Ave
Suite 300
San Antonio, TX 78212
tel 210 277 4400
fax 210 735 1150
toll free 800 733 1150

Graystone Consulting℠

December 22, 2015

Jeffrey J. Gearhart
Vice President and General Counsel, Corporate Division
Walmart Stores Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Sent by Fax: 479-273-4329

Re: Co-filing of Lobbying Resolution

As of December 22, 2015, The Congregation of Benedictine Sisters held, and has held continuously for at least one year, 69 shares of Walmart (WMT) common stock. These shares have been held with Morgan Stanley, DTC 0015.

If you need further information please contact us at 1-800-733-3041.

Sincerely,



Heidi Siller
Registered Associate

EXHIBIT H

Fax

Investor Center
Fidelity Investments
139 N Loop 1604 E Suite 103
San Antonio, TX 78232

Recipient: Jeffrey Gearhart

Recipient's State of Residence:

Company: Walmart Stores, Inc.

Phone:

Fax: 479-273-4329

From: James Beck

Phone: 210-490-1905 ext. 52775

Fax: 210-495-0929

cc:

Date: 12/22/2015

Pages inc. cover: 2

Comments:

Turn here


Fidelity
INVESTMENTS

Fidelity Brokerage Services LLC 139 N Loop 1604 E, Suite 103
San Antonio, TX 78232



December 22, 2015

Jeffrey J. Gearhart
Vice President and General Counsel, Corporate Division
Walmart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Sent by Fax: (479) 273-4329

Re: Co-filing of shareholder resolution: Lobbying Resolution

As of December 22, 2015, The Benedictine Sisters of Boerne held, and has held continuously for at least one year through June 11, 2015, $2,000.00 worth of Walmart Stores, Inc. Common Stock (WMT). These shares were held with National Financial Services (DTC#0226), a wholly owned subsidiary of Fidelity Investments.

If you need any other information, please contact us at (210) 490-1905 ext. 52775.

Sincerely,

James Beck
Relationship Manager

CC: Sr. Susan Mika, OSB

EXHIBIT I

Walmart
Save money. Live better.

Legal
Corporate

Kristopher A. Isham
Associate General Counsel

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479.204.8684
Fax 479.277.5991
Kristopher.Isham@walmartlegal.com

December 31, 2015

VIA OVERNIGHT MAIL
Sr. Susan Mika, OSB
Corporate Responsibility Program
The Benedictine Sisters of Boerne, Texas
285 Oblate Drive
San Antonio, TX 78216

Dear Sr. Mika:

I am writing on behalf of Wal-Mart Stores, Inc. (the "Company"), which received on December 22, 2015, the shareholder proposal submitted on behalf of the Benedictine Sisters of Boerne, Texas (the "Proponent") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. Specifically, the Fidelity letter dated December 22, 2015 you provided is insufficient because it verifies that the Proponent "has held continuously for at least one year through June 11, 2015 $2,000.00 worth of" Company stock, but does not establish that the Proponent has held the required number or amount of Company shares for the one-year period preceding and including December 22, 2015, the date the Proposal was submitted to the Company. In addition, the Graystone Consulting letter dated December 22, 2015 you provided is insufficient because it verifies ownership for "The Congregation of Benedictine Sisters" and not the Proponent, the Benedictine Sisters of Boerne, Texas.

To remedy this defect, you must obtain a new proof of ownership letter or letters verifying the Proponent's continuous ownership of the required number or amount of Company shares for the one-year period preceding and including December 22, 2015, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including December 22, 2015; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number or amount of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including December 22, 2015.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including December 22, 2015. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the

one-year period preceding and including December 22, 2015, the required number or amount of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 702 SW 8th Street, MS 0215, Bentonville, AR 72716-0215. Alternatively, you may transmit any response by facsimile to me at (479) 277-5991.

If you have any questions with respect to the foregoing, please contact me at (479) 204-8684. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Kristopher A. Isham
Associate General Counsel

Enclosures

cc: Sonia Kowal, Zevin Asset Management, LLC

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

Pages 79 through 81 redacted for the following reasons:

- -

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT K

Fax

Investor Center
Fidelity Investments
139 N Loop 1604 E Suite 103
San Antonio, TX 78232

Recipient: Kristopher Isham

Recipient's State of Residence:

Company: Walmart Stores, Inc.

Phone:

Fax: 479-277-5991

From: James Beck

Phone: 210-490-1905 ext. 52775

Fax: 210-495-0929

cc:

Date: 1/8/2016

Pages inc. cover: 2

Comments:

Turn here™


Fidelity
INVESTMENTS

Fidelity Brokerage Services LLC 139 N Loop 1604 E, Suite 103
San Antonio, TX 78232



January 8, 2016

Kristopher Isham
Walmart Stores, Inc
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Sent by Fax: (479) 277-5991

Re: Co-filing of shareholder resolution: Lobbying Resolution

As of January 8, 2016, The Congregation of Benedictine Sisters of Boerne held, and has held continuously for at least one year through June 11, 2015, $2,000.00 worth of Walmart Stores, Inc. Common Stock (WMT). These shares were held with National Financial Services (DTC#0226), a wholly owned subsidiary of Fidelity Investments.

If you need any other information, please contact us at (210) 490-1905 ext. 52775.

Sincerely,

James Beck
Relationship Manager

CC: Sr. Susan Mika, OSB

EXHIBIT L

755 East Mulberry, Suite 300
San Antonio, TX 78212
210-277-4400
210-735-1150 Fax

Morgan Stanley

Fax

To:	kristopher Isham	**From:**	Heidi Siller
Fax:	479-277-5991	**Pages:**	2
Phone:	—	**Date:**	1/21/2016
Re:	Corporate Resolution Correction	**CC:**	

Here is the corrected letter for the walmart legal departments,

Call me with your questions.

Heidi Siller

(210) 366-6660

ABJ 1/25/16

The Quantitative Group
755 E Mulberry Ave
Suite 300
San Antonio, TX 78212
tel 210 277 4400
fax 210 735 1150
toll free 800 733 1150

Graystone Consulting℠

December 22, 2015

Jeffrey J. Gearhart
Vice President and General Counsel, Corporate Division
Walmart Stores Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Sent by Fax: 479-273-4329

Re: Co-filing of Lobbying Resolution

As of December 22, 2015, The Congregation of Benedictine Sisters of Boerne, TX held, and has held continuously for at least one year, 69 shares of Walmart (WMT) common stock. These shares have been held with Morgan Stanley, DTC 0015.

If you need further information please contact us at 1-800-733-3041.

Sincerely,



Heidi Siller
Registered Associate